Filed pursuant to Rule 433
Registration Statement No. 333-134740

FREE WRITING PROSPECTUS DATED MARCH 4, 2008

$350,000,000

Mattel, Inc.

5.625% Notes due 2013

Final Term Sheet

Issuer:	Mattel, Inc.

Principal Amount:	$350,000,000

Maturity Date:	March 15, 2013

Coupon (Interest Rate):	5.625%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2008 and ending on the Maturity Date

Yield to Maturity:	5.672%

Spread to Benchmark Treasury:	325 basis points

Benchmark Treasury:	UST 2-3/4 due February 28, 2013

Benchmark Treasury Price and Yield:	101.17; 2.422%

Redemption Provision:	Callable at the greater of par or the make whole (T + 50 basis points)

Price to Public:	99.795%

Settlement Date:	March 7, 2008

Bookrunners:	Banc of America Securities LLC Greenwich Capital Markets, Inc.

Co-managers:

Banca IMI S.p.A.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Calyon Securities (USA) Inc.

Citigroup Global Markets Inc.

SG Americas Securities, LLC

Wachovia Capital Markets, LLC

Wells Fargo Securities, LLC

CUSIP:	577081 AS 1

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC and Greenwich Capital Markets, Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or Greenwich Capital Markets, Inc. at 1-866-884-2071.